UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

EnerNOC, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

292764107

(CUSIP Number of Common Stock Underlying Class of Securities)

Timothy G. Healy

Chief Executive Officer

EnerNOC, Inc.

75 Federal Street

Suite 300

Boston, Massachusetts 02110

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Thomas R. Burton, III

Pamela B. Greene

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts  02111

(617) 542-6000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$3,119,341.25	$122.59

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. These options cover an aggregate of 1,102,471 shares of the issuer’s common stock and have an aggregate value of $3,119,341.25 as of December 18, 2008, calculated based on a binomial lattice option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $122.59	Filing Party: EnerNOC, Inc.

Form or Registration No.: 005-83637	Date Filed: December 19, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 3 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2008, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on December 22, 2008 and Amendment No. 2 thereto filed with the SEC on January 14, 2009 (collectively, the “Schedule TO”), by EnerNOC, Inc., a Delaware corporation (the “Company”), wherein the Company offered to exchange certain outstanding eligible option grants to purchase shares of the Company’s common stock, par value $0.001 per share, issued to employees, executive officers and directors for new option grants, on the terms and subject to the conditions described in the Offer to Exchange, dated December 19, 2008 and amended on January 14, 2009 (the “Offer to Exchange”).  This Amendment is made for the purpose of reporting the results of the Offer to Exchange. This Amendment amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. You should read this Amendment to the Schedule TO together with the Schedule TO.

Item 4.                            Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a) Material Terms. The Offer to Exchange expired at 4:00 pm, Eastern time, on Wednesday, January 21, 2009. Optionholders eligible to participate in the Offer to Exchange tendered, and the Company accepted for cancellation, eligible option grants at exercise prices of $12.00 or greater to purchase an aggregate of 744,401 shares of the Company’s common stock from 171 participants, representing 69.0% of the total shares of common stock underlying options eligible for exchange in the Offer to Exchange. The Company has issued new option grants to purchase an aggregate of 612,554 shares of the Company’s common stock in exchange for the cancellation of the tendered eligible option grants.  The exercise price per share of each new option granted to employees who are not an executive officer or director of the Company in the Offer to Exchange is $8.63, which is the closing price of the Company’s common stock as reported by The Nasdaq Global Market (“Nasdaq”) on January 21, 2009, the expiration date of the Offer to Exchange (the “Termination Date”).  The exercise price per share of each new option granted to executive officers who are not also a director of the Company in the Offer to Exchange is $11.47, which is 33% above the closing price of the Company’s common stock as reported by Nasdaq on the Termination Date.  The exercise price per share of each new option granted to directors of the Company in the Offer to Exchange is $12.94, which is 50% above the closing price of the Company’s common stock as reported by Nasdaq on the Termination Date.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EnerNOC, Inc.

By:	/s/ Timothy G. Healy
Name:	Timothy G. Healy
Title:	Chief Executive Officer

Date:	January 22, 2009

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